Exhibit 99.1

DEGOLYER AND MACNAUGHTON

500 | SPRING VALLEY ROAD

SUITE 800 EAST

DALLAS, TEXAS 75244

This is a digital representation of a DeGolyer and MacNaughton report.

Each file contained herein is intended to be a manifestation of certain data in the subject report and as such is subject to the definitions, qualifications, explanations, conclusions, and other conditions thereof.  The information and data contained in each file may be subject to misinterpretation; therefore, the signed and bound copy of this report should be considered the only authoritative source of such information.

REPORT
as of
DECEMBER 31, 2017
on
RESERVES and REVENUE
of
CERTAIN PROPERTIES
owned by
EPSILON ENERGY LTD.

SEC PRICE

REPORT
as of
DECEMBER 31, 2017
on
RESERVES and REVENUE
of
CERTAIN PROPERTIES
owned by
EPSILON ENERGY LTD.

SEC PRICE

FOREWORD

Scope of Investigation                                              This report presents estimates, as of December 31, 2017, of the extent and value of the proved and probable oil, condensate, and gas reserves of certain properties in which Epsilon Energy Ltd. (Epsilon) has represented that it owns an interest.  The properties evaluated are located in Oklahoma and Pennsylvania and are listed in detail in the appendices to this report.

Estimates of reserves presented in this report have been prepared in compliance with the regulations promulgated by the United States Securities and Exchange Commission (SEC).  These reserves definitions are discussed in detail in the Definition of Reserves section of this report.

Reserves estimated in this report are expressed as gross and net reserves.  Gross reserves are defined as the total estimated petroleum remaining to be produced from these properties after December 31, 2017.  Net reserves are defined as that portion of the gross reserves attributable to the interests owned by Epsilon after deducting royalties and interests owned by others.

This report presents values for proved and probable reserves using prices and costs provided by Epsilon.  Future prices were estimated using guidelines established by the SEC and the Financial Accounting Standards Board (FASB).  A detailed explanation of the future price and cost assumptions is included in the Valuation of Reserves section of this report.

Values of proved and probable reserves in this report are expressed in terms of future gross revenue, future net revenue, and present worth.  Future gross revenue is that revenue which will accrue to the evaluated interests from the production and sale of the estimated net reserves.  Future net revenue is calculated by deducting estimated production taxes, impact fees, operating expenses, capital costs, and abandonment costs from the future gross revenue.  Operating expenses include field operating expenses, transportation expenses, compression charges, and an allocation of overhead that directly relates to production activities.  Future income tax expenses were not taken into account in the preparation of these estimates.  Present worth is defined as future net revenue discounted at a specified arbitrary discount rate compounded monthly over the expected period of realization.  Present worth should not be construed as fair market value because no consideration was given to additional factors that influence the prices at which properties are bought and sold.  In this report, present worth values using a discount rate of 10 percent are reported in detail and values using discount rates of 5, 8, 12, 15, 20, 25, and 30 percent are reported as totals in the appendices to this report.

Estimates of oil, condensate, and gas reserves and future net revenue should be regarded only as estimates that may change as further production history and additional information become available.  Not only are such reserves and revenue estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

Authority                                                                                                                    This report was prepared at the request of Mr. Michael Raleigh, CEO, Epsilon.

Source of Information                                                 Data used in the preparation of this report were obtained from Epsilon and from public sources.  Additionally, this information includes data supplied by IHS Markit Inc; Copyright 2017 IHS Markit Inc.  In the preparation of this report we have relied, without independent verification, upon information furnished by Epsilon with respect to property interests, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented.  A field examination of the properties was not considered necessary for the purposes of this report.

DEFINITION of RESERVES

Petroleum reserves included in this report are classified by degree of proof as proved or probable, Only proved and probable reserves have been evaluated for this report.  Reserves classifications used in this report are in accordance with the reserves definitions of Rules 4-10(a) (1)—(32) of Regulation S-X of the SEC.  Reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment.  In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions.  The petroleum reserves are classified as follows:

Proved oil and gas reserves - Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation.  The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i)                           The area of the reservoir considered as proved includes:  (A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii)                        In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii)                     Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv)                    Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:  (A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v)                       Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined.  The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first- day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Probable reserves - Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

(i)                           When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves.  When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.

(ii)                        Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion.  Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.

(iii)                     Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

(iv)                    See also guidelines in paragraphs (iv) and (vi) of the definition of possible reserves.

Possible reserves - Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

(i)                           When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves.  When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.

(ii)                        Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain.  Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project.

(iii)                     Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.

(iv)                    The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.

(v)                       Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the registrant believes that such adjacent portions are in communication with the known (proved) reservoir.  Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.

(vi)                    Pursuant to paragraph (iii) of the proved oil and gas reserves definition, where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology.  Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.

Developed oil and gas reserves - Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i)                           Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii)                        Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped oil and gas reserves - Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i)                           Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii)                        Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.

(iii)                     Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in [section 210.4-10 (a) Definitions], or by other evidence using reliable technology establishing reasonable certainty.

The extent to which probable and possible reserves ultimately may be reclassified as proved reserves is dependent upon future drilling, testing, and well performance.  The degree of risk to be applied in evaluating probable and possible reserves is influenced by economic and technological factors as well as the time element.  Estimates of probable reserves in this report have not been adjusted in consideration of these additional risks and therefore are not comparable with estimates of proved reserves.  No possible reserves have been evaluated for this report.

ESTIMATION of RESERVES

Estimates of reserves were prepared by the use of appropriate geologic, petroleum engineering, and evaluation principles and techniques that are in accordance with practices generally recognized by the petroleum industry, which are presented in the publication of the Society of Petroleum Engineers PRMS and publications of the Society of Petroleum Evaluation Engineers Monograph III and IV.

A performance-based methodology integrating the appropriate geology and petroleum engineering data was utilized for the evaluation of all reserves categories.  Performance-based methodology primarily includes (1) production diagnostics, (2) decline-curve analysis, and (3) model-based analysis (if necessary, based on availability of data).  Production diagnostics include data quality control, identification of flow regimes, and characteristic well performance behavior.  Analysis was performed for all well groupings (or type-curve areas).

Characteristic rate-decline profiles from diagnostic interpretation were translated to modified hyperbolic rate profiles, including one or multiple b-exponent values followed by an exponential decline.  Based on the availability of data, model-based analysis may be integrated to evaluate long-term decline behavior, the impact of dynamic reservoir and fracture parameters on well performance, and complex situations sourced by the nature of unconventional reservoirs.  The methodology used for the analysis was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, production history, and the appropriate reserves definitions.

Based on the current stage of field development, production performance, the development plans provided by Epsilon, and the analyses of areas offsetting existing wells with test or production data, reserves were classified as proved and probable.

Epsilon has represented that its senior management is committed to the development plan provided by Epsilon and that Epsilon has the financial capability to drill the locations as scheduled in its development plan.

In certain cases, when the previously named methods could not be used, reserves were estimated by analogy with similar wells or reservoirs for which more complete data were available.

Reserves for undeveloped locations are to be developed using horizontal wellbores completed with multi-stage fracture treatments.  Undeveloped reserves were estimated by analogy to results of completed producing wells, and classified as proved and probable according to the proximity of planned wellbores to existing, successful wells.

In the preparation of this report, gross production estimated through December 31, 2017, was deducted from gross ultimate recovery to arrive at the estimates of gross reserves.  In certain cases this required that the production rates be estimated for up to 2 months, since production data from certain properties were available only through October 2017.  For certain non-operated properties located in Oklahoma, the production rates were estimated for up to 6 months.  Data available from wells drilled through December 31, 2017, were used in this report.  The development status represents the status applicable on December 31, 2017.

Gas quantities estimated herein are expressed as separator gas and sales gas.  Separator gas is the gas remaining after field separation but prior to gas processing and shrinkage for fuel use or flare.  Sales gas is defined as the total gas to be produced from the reservoirs, measured at the point of delivery, after reduction for fuel use, flare, and shrinkage resulting from field separation and processing.  Gas reserves estimated herein are reported as sales gas.  Gross gas quantities are shown as separator gas and sales gas in the appendices to this report.  All gas reserves are expressed at a temperature base of 60 degrees Fahrenheit and at the pressure base of the state in which the reserves are located.  Gas reserves included in the appendices to this report are expressed in thousands of cubic feet (Mcf).

Oil and condensate reserves estimated herein are those to be recovered by conventional lease separation.  Oil and condensate reserves included in the appendices to this report are expressed in barrels (bbl) representing 42 United States gallons per barrel.  For reporting purposes, oil and condensate reserves have been estimated separately and are presented herein as a summed quantity.

The estimated gross and net proved and probable reserves, as of December 31, 2017, of the properties evaluated are summarized as follows, expressed in thousands of barrels (Mbbl) and millions of cubic feet (MMcf):

	Gross Reserves		Net Reserves
	Oil and Condensate (Mbbl)	Sales Gas (MMcf)	Oil and Condensate (Mbbl)	Sales Gas (MMcf)
Proved
Developed Producing	417	773,619	35	59,340
Developed Non-Producing	3	42,827	2	1,231
Total Proved Developed	420	816,446	37	60,571
Undeveloped	0	713,506	0	155,017
Total Proved	420	1,529,952	37	215,588
Probable
Developed	0	61,832	0	7,610
Undeveloped	0	847,240	0	32,119
Total Probable	0	909,072	0	39,729

Note: Probable reserves have not been risk adjusted to make them comparable to proved reserves.

VALUATION of RESERVES

Revenue values in this report were estimated for proved and probable reserves using price and expenditure assumptions provided by Epsilon.  Future prices were estimated using guidelines established by the SEC and the FASB.

In this report, revenue values for proved and probable reserves have been prepared for these properties with no risk adjustment applied to the estimates of probable reserves.  Probable reserves involve substantially higher risks than proved reserves.  Revenue values for probable reserves have not been adjusted to account for such risks; this adjustment would be necessary in order to make probable reserves values comparable with values for proved reserves.

The following assumptions were used for estimating future prices and expenditures:

Oil and Condensate Prices

Oil and condensate price differentials for each property were provided by Epsilon.  The prices were calculated using these differentials to a posted West Texas Intermediate (WTI) price of $51.34 per barrel and were held constant for the lives of the properties.  The WTI price of $51.34 per barrel is the 12-month average price calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to December 31, 2017.  The volume-weighted average price attributable to the proved reserves over the lives of the properties was $46.92 per barrel of oil and condensate.

Gas Prices

Gas price differentials for each property were provided by Epsilon.  The prices were calculated using these differentials to a Henry Hub price of $2.99 per million British thermal units ($/MMBtu) and were held constant for the lives of the properties.  The Henry Hub gas price of $2.99 per MMBtu is the 12-month average price calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to December 31, 2017.  British thermal unit factors provided by Epsilon were used to convert prices from $/MMBtu to dollars per thousand cubic feet ($/Mcf).  The volume-weighted average price attributable to the proved reserves over the lives of the properties was $2,056 per thousand cubic feet of gas.

Production Taxes and Impact Fees

For properties located in Oklahoma, production taxes were calculated using rates provided by Epsilon.  For wells located in Pennsylvania, and in accordance with state law, an annual impact fee is assessed over the course of the first 15 years of production after the well is drilled.  The amount of the annual fee imposed is adjusted annually on a sliding scale based on the average price of gas for each given year.

Operating Expenses, Capital Costs, and Abandonment Costs

Estimates of operating expenses, provided by Epsilon and based on current expenses, were held constant for the lives of the properties.  Future capital expenditures were estimated using 2017 values, provided by Epsilon, and were not adjusted for inflation.  Abandonment costs, which are those costs associated with the removal of equipment, plugging of the wells, and reclamation and restoration associated with the abandonment, were provided by Epsilon for all properties and were not adjusted for inflation.

The estimated future revenue and costs to be derived from the production and sale of the net proved reserves, as of December 31, 2017, of the properties evaluated are summarized as follows, expressed in thousands of dollars (M$):

	Proved Developed Producing (M$)	Proved Developed Non- Producing (M$)	Total Proved Developed (M$)	Proved Undeveloped (M$)	Total Proved (M$)
Future Gross Revenue	124,881	3,054	127,935	316,972	444,907
Production Taxes and Impact Fees	3,279	107	3,386	5,714	9,100
Operating Expenses	56,090	1,116	57,206	102,184	159,390
Capital Costs	0	165	165	87,553	87,718
Abandonment Costs	3,152	6	3,158	1,151	4,309
Future Net Revenue	62,360	1,660	64,020	120,370	184,390
Present Worth at 10 Percent	37,067	895	37,962	31,476	69,438

Note: Future income taxes have not been taken into account in the preparation of these estimates.

The estimated future revenue and costs to be derived from the production and sale of the net probable reserves, as of December 31, 2017, of the properties evaluated are summarized as follows, expressed in thousands of dollars (M$):

	Probable Developed (M$)	Probable Undeveloped (M$)	Total Probable (M$)
Future Gross Revenue	15,561	65,675	81,236
Production Taxes and Impact Fees	1	1,230	1,231
Operating Expenses	6,260	21,695	27,955
Capital Costs	0	17,538	17,538
Abandonment Costs	0	240	240
Future Net Revenue	9,300	24,972	34,272
Present Worth at 10 Percent	2,954	4,509	7,463

Notes:

1.     Values for probable reserves have not been risk adjusted to make them comparable to values for proved reserves.

2.     Future income taxes have not been taken into account in the preparation of these estimates.

In our opinion, the information relating to estimated proved and probable reserves, estimated future net revenue from proved reserves, and present worth of estimated future net revenue from proved reserves of oil, condensate, and gas contained in this report has been prepared in accordance with Paragraphs 932-235-50-4, 932-235-50-6, 932-235-50-7, 932-235-50-9, 932-235-50-30, and 932-235-50-31(a), (b), and (e) of the Accounting Standards Update 932-235-50, Extractive Industries - Oil and Gas (Topic 932):  Oil and Gas Reserve Estimation and Disclosures (January 2010) of the Financial Accounting Standards Board and Rules 4-10(a) (l)-(32) of Regulation S-X and Rules 302(b), 1201, 1202(a) (1), (2), (3), (4), (5), (8)(i), (ii), and (v)-(x), and 1203(a) of regulation S-K of the Securities and Exchange Commission; provided, however, that (i) future income tax expenses have not been taken into account in estimating the future net revenue and present worth values set forth herein and (ii) estimates of the proved developed and proved undeveloped reserves are not presented at the beginning of the year.

To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature, we, as engineers, are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

Appendix A, bound with this report, includes (1) summaries of proved reserves and revenue sorted by reserves category, (2) summaries of proved reserves and revenue sorted by state and reserves category, (3) tabulations of proved reserves and revenue sorted by state, reserves category, and lease, (4) summaries of probable reserves and revenue sorted by reserves category, (5) summaries of probable reserves and revenue sorted by state and reserves category, and (6) tabulations of probable reserves and revenue sorted by state, reserves category, and lease.

Appendix B, provided on CD, includes (1) projections of proved reserves and revenue sorted by state, reserves category, and lease and (2) projections of probable reserves and revenue sorted by state, reserves category, and lease.

SUMMARY and CONCLUSIONS

Epsilon has represented that it owns interests in certain properties in Oklahoma and Pennsylvania.  The estimated net proved and probable reserves of the properties evaluated, as of December 31, 2017, are summarized as follows, expressed in thousands of barrels (Mbbl) and millions of cubic feet (MMcf):

	Net Reserves
	Oil and Condensate (Mbbl)	Sales Gas (MMcf)
Proved
Developed Producing	35	59,340
Developed Non-Producing	2	1,231
Total Proved Developed	37	60,571
Undeveloped	0	155,017
Total Proved	37	215,588
Probable
Developed	0	7,610
Undeveloped	0	32,119
Total Probable	0	39,729

Note: Probable reserves have not been risk adjusted to make them comparable to proved reserves.

The estimated future revenue attributable to Epsilon’s interests in the proved reserves, as of December 31, 2017, of the properties evaluated under the aforementioned assumptions concerning future prices and costs is summarized as follows, expressed in thousands of dollars (M$):

	Proved Developed Producing (M$)	Proved Developed Non- Producing (M$)	Total Proved Developed (M$)	Proved Undeveloped (M$)	Total Proved (M$)
Future Gross Revenue	124,881	3,054	127,935	316,972	444,907
Future Net Revenue	62,360	1,660	64,020	120,370	184,390
Present Worth at 10 Percent	37,067	895	37,962	31,476	69,438

Note: Future income taxes have not been taken into account in the preparation of these estimates.

The estimated future revenue attributable to Epsilon’s interests in the probable reserves, as of December 31, 2017, of the properties evaluated under the aforementioned assumptions concerning future prices and costs is summarized as follows, expressed in thousands of dollars (M$):

	Probable Developed (M$)	Probable Undeveloped (M$)	Total Probable (M$)
Future Gross Revenue	15,561	65,675	81,236
Future Net Revenue	9,300	24,972	34,272
Present Worth at 10 Percent	2,954	4,509	7,463

Notes:

1.         Values for probable reserves have not been risk adjusted to make them comparable to values for proved reserves.

2.         Future income taxes have not been taken into account in the preparation of these estimates.

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its reserves, we are not aware of any such governmental actions which would restrict the recovery of the December 31, 2017, estimated reserves.

DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1936.  Our fees were not contingent on the results of our evaluation.  This report has been prepared at the request of Epsilon.  DeGolyer and MacNaughton has used all assumptions, procedures, data, and methods that it considers necessary to prepare this report.

Submitted,

/s/ DeGOLYER and MacNAUGHTON
DeGOLYER and MacNAUGHTON
Texas Registered Engineering Firm F-716

SIGNED: February 26, 2018

/s/ Gregory K. Graves, P.E.
Gregory K. Graves, P.E.
Senior Vice President
DeGolyer and MacNaughton